MICT, INC.
28 West Grand Avenue, Suite 3
Montvale, NJ 07645

April 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	MICT, Inc.
Registration Statement on Form S-3/A, as amended
Filed April 8, 2021
File No. 333-251483

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MICT, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on April 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Darren Mercer
Darren Mercer
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP